Sartori CPA, P.A.
                             Accounting & Consulting

275 Commercial Blvd., Suite 260                         Phone   (954) 351-1154
Lauderdale by the Sea, Fl. 33308                        Fax     (954) 351-7760
--------------------------------------------------------------------------------


November 30,1999

Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

     I was previously principal accountant for Health Express USA, Inc. and on May 21,1999 I reported on the financial statements of Health Express USA, Inc. as of and for the period ended December 31, 1998. On August 12, 1999 I resigned as principal accountant for Health Express USA, Inc. and on November 29, 1999 a new principal accountant was retained. There have been no disagreements with Health Express USA, Inc. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or any reportable events.



Very Truly Yours,


Sartori CPA, PA


BS/ms